UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 30, 2024, Vertical Aerospace Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “EGM”), at which holders of 13,731,073 of the Company’s ordinary shares, par value $0.001 per share (the “Ordinary Shares”), were present in person or by proxy, representing approximately 71.3% of the voting power of the issued and outstanding Ordinary Shares of the Company (excluding treasury shares and earnout shares subject to voting restrictions) at the close of business on September 16, 2024, which was the record date (the “Record Date”) for determining the shareholders entited to vote at the EGM. The Company’s shareholders of record as of the close of business on the Record Date are referred to herein as “Shareholders.”

A summary of the voting results at the EGM for each of the proposals is set forth below.

Proposal 1

The Shareholders approved, by special resolution, the proposal to amend Articles 20.5, 24.1, 24.2 and 30 of the memorandum and articles of association of the Company (the “Articles”), as set forth in Schedule B of the circular to the Company’s shareholders furnished as Exhibit 99.1 to the Company’s Form 6-K filed on September 17, 2024.

The voting results for such proposal were as follows:

For	Against	Abstain
12,606,073	1,125,000	0

The amendment to the Articles became effective immediately upon its adoption by the Shareholders at the EGM, a copy of which is attached as Exhibit 3.1 hereto.

Proposal 2

The Shareholders approved, by ordinary resolution, the proposal that the registered office services provider of the Company be authorised and directed to make all filings necessary with the Registrar of Companies as required by applicable Cayman Islands law in connection with the amendment of Articles 20.5, 24.1, 24.2 and 30 of the Articles.

The voting results for such proposal were as follows:

For	Against	Abstain
12,606,073	1,125,000	0

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (including Exhibit 3.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Third Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd., as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: September 30, 2024	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer